FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of October 2009

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraphs 1-3 of the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. Applies to Transfer to the Nasdaq Capital Market

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Eyal Cohen —————————————— Eyal Cohen CFO

Dated: October 1, 2009

B.O.S. Applies to Transfer to the Nasdaq Capital Market

RISHON LEZION, Israel, October 1, 2009 (GLOBE NEWSWIRE) – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) today announced that it has applied to transfer its ordinary shares listing from the Nasdaq Global Market to the Nasdaq Capital Market. The Company no longer meets the continued listing standards for the Nasdaq Global Market because, as reported in its Report on Form 6-K dated September 21, 2009, the Company no longer satisfies the $10 million minimum stockholders’ equity requirement, the $5 million market value of publicly held shares requirement and the $1.00 minimum bid price requirement set forth in Marketplace Rules 5450(b)(1)(A), 5450(b)(1)(C) and 5450(a)(1).

The Company received Staff Deficiency Letters from the Nasdaq Stock Market regarding its failure to meet these requirements on September 15, 2009 and September 17, 2009. After evaluating the letters, the Company determined that at this time it was more advantageous to pursue a transfer to the Nasdaq Capital Market rather than attempting to maintain its listing on the Nasdaq Global Market.

The Company currently satisfies all of the Nasdaq Capital Market continued listing standards other than the $1.00 minimum bid price requirement and will have until March 15, 2010 to regain compliance with this requirement.

About B.O.S

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) is a leading provider of RFID, Mobile and Supply Chain solutions to global enterprises. BOS’ proprietary BOSERVER, BOSaNova, RFID, Mobile and supply chain offerings are being used to improve the efficiency of enterprise logistics and organizational monitoring and control systems of over 2,000 customers worldwide. With BOS solutions, companies are enhancing the automation of various aspects of their supply chain, improving asset tracking, and managing real-time business data, all crucial to improving margins in today’s competitive marketplace.

For more information, please visit: www.boscorporate.com

For more information:

B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-3-954-1000
eyalc@boscom.com